Hesperia Holding Corp.
(A Development Stage Company)

FINANCIAL STATEMENTS

December 31, 2002

TABLE OF CONTENTS

PAGE

INDEPENDENT AUDITORS' REPORT                                                                                                                           1

BALANCE SHEET                                                                                                                                                            2

STATEMENT OF OPERATIONS                                                                                                                                    3

STATEMENT OF STOCKHOLDERS' EQUITY                                                                                                              4

STATEMENT OF CASH FLOWS                                                                                                                                    5

NOTES TO FINANCIAL STATEMENTS                                                                                                                6 - 11

BECKSTEAD AND WATTS, LLP.
Certified Public Accountants

3340 Wynn Road, Suite B
Las Vegas, NV 89102
702.257.1984
702.362.0540 (Fax)

INDEPENDENT AUDITORS' REPORT

April 1, 2003

Board of Directors
Hesperia Holding Corp.
Las Vegas, NV

We have audited the Balance Sheets of Hesperia Holding Corp. (the "Company") for the years ended December 31, 2002 and 2001, and the related Statements of Operations, Stockholders' Equity, and Cash Flows for the years ended December 31, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on my audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hesperia Holding Corp. (the "Company") (A Development Stage Company), for the years ended December 31, 2002 and 2001, and the related Statements of Operations, Stockholders' Equity, and Cash Flows for the years ended December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has had limited operations and have not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Beckstead and Watts, LLP.

Hesperia Holding Corp.
Consolidated Balance Sheets
	December 31,
	2002	2001
Assets

Current assets:
Cash and equivalents	$ 28,608	$ -
Accounts receivable	487,734	290,751
Loans receivable - officers	21,064	21,064
Other receivables	1,681	1,144
Inventory	50,543	138,950
Total current assets	589,630	451,909

Fixed assets, net	112,851	97,787

	$ 702,481	$ 549,696

Liabilities and Shareholders' (Deficit)

Current liabilities:
Checks issued in excess of available cash	$ 121,349	$ 27,542
Accounts payable	43,021	156,829
Line of credit	54,427	66,577
Other current liabilities	294,558	149,412
Total current liabilities	513,355	400,360

Long-term liabilities	36,411	245,777
Note payable for treasury stock	214,000	318,000
Interest payable	52,288	21,263
Loans from shareholders	257,225	272,723
Interest payable to shareholders	-	27,272
	1,073,279	1,285,395

Shareholders' (deficit):
Common stock	10,202	10,000
Additional paid-in capital	201,472	-
Retained (Deficit)	(582,472)	(745,699)
	(370,798)	(735,699)

	$ 702,481	$ 549,696

The accompanying notes are an integral part of these financial statements

Hesperia Holding Corp.
Consolidated Statements of Operations
	For the years ended December 31,
	2002	2001

Revenue, net	$ 6,488,950	$ 6,456,772

Cost of goods sold:
Purchases	3,143,492	3,074,233
Labor	1,827,728	1,780,976
Trucking	151,242	176,466
Commissions	5,831	17,100
Freight	2,115	8,078
Repairs and maintenance	27,433	27,551
Total cost of goods sold	5,157,841	5,084,404

Gross profit	1,331,109	1,372,368

Expenses:
General and administrative	917,516	718,080
Salaries - officers	205,400	298,881
Depreciation and amortization	40,839	19,132
Total expenses	1,163,755	1,036,093

Net operating income	167,354	336,275

Other income (expense)
Interest income	16	-
Interest (expense)	(52,288)	(52,288)
Interest (expense) - related party	(27,662)	(27,272)
Debt forgiveness	75,807	-
Gain on sale of assets	-	47,500
Total other income (expense)	(4,127)	(32,060)

Net income	$ 163,227	$ 304,215

The accompanying notes are an integral part of these financial statements

Hesperia Holding Corp.
Consolidated Statement of Changes in Shareholders' (Deficit)

	Common Stock		Additional Paid-in Capital	Retained (Deficit)	Total Shareholders' (Deficit)
	Shares	Amount

Balance, December 31, 2000	10,000,172	$ 10,000	$ -	$ (1,049,914)	$ (1,039,914)

Net income for the year ended
December 31, 2001				304,215	304,215

Balance, December 31, 2001	10,000,172	10,000	-	(745,699)	(735,699)

Shares issued pursuant to Reg. D
Rule 506 offering	201,673	202	201,471		201,673

Net income for the year ended
December 31, 2002				163,227	163,227

Balance, December 31, 2002	10,201,845	$ 10,202	$ 201,471	$ (582,472)	$ (370,799)

The accompanying notes are an integral part of these financial statements

Hesperia Holding Corp.
Consolidated Statements of Cash Flow

	For the years ended December 31,
	2002	2001
Cash flows from operating activities
Net income	$ 163,227	$ 304,215
Depreciation and amortization expense	40,839	19,132
Prior period adjustment	-	(253,041)
Adjustments to reconcile net income to
cash provided (used) by operating activities:
(Increase) decrease in accounts receivable	(196,983)	44,625
(Increase) decrease in other receivables	(538)	105
Decrease in inventory	88,407	-
(Decrease) in accounts payable	(113,808)	(312,875)
Increase in other current liabilities	145,146	106,462
Net cash provided (used) by operating activities	126,290	(91,377)

Cash flows from investing activities
Purchase of fixed assets	(55,902)	(3,994)
Net cash (used) by investing activities	(55,902)	(3,994)

Cash flows from financing activities
Checks issued in excess of cash available	93,807	(67,846)
Loans receivable - officers	-	(6,000)
Advances on line of credit	(12,150)	12,000
Principal payments on line of credit	-	(15,873)
Advances on long-term liabilities	(209,366)	192,018
Interest Payable	31,025	-
Loans from shareholders	(15,498)	60,100
Interest payable to shareholders	(27,272)	27,272
Proceeds from sale of common stock	201,673	-
Purchase of treasury stock	(104,000)	(110,000)
Net cash provided (used) by financing activities	(41,780)	91,671

Net (decrease) in cash	28,608	(3,700)
Cash - beginning	-	3,700
Cash - ending	$ 28,608	$ -

Supplemental disclosures:
Interest paid	$ -	$ 21,262
Income taxes paid	$ -	$ -

The accompanying notes are an integral part of these financial statements

Note 1 - Summary of significant accounting policies

Organization

The Company was organized in July 2002 as Hesperia Holding Corp under the laws of the State of California, and is a holding company for its subsidiary, Hesperia Truss, Inc.

Hesperia Truss, Inc. was organized on November 13, 1996 (Date of Inception) under the laws of the State of California as a Subchapter S corporation with the Internal Revenue Service. The Company's primary business is the manufacturing of trusses for the housing industry.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash and cash equivalents

For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

Equipment

Property and equipment are recorded at cost. Minor additions and renewals are expensed in the year incurred. Major additions and renewals are capitalized and depreciated over their estimated useful lives. Depreciation is calculated using the straight-line method over the estimated useful lives as follows:

Office equipment                     5 years
Vehicles                           3 to 5 years
Equipment                              5 years
Improvements                        7 years

Revenue recognition

The Company recognizes revenue from product sales when the products are shipped and title passes to customers. Outbound shipping charges are included in net sales. The Company provides an allowance for sales returns based on historical experience.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements". SAB 101, as amended, summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements and provides guidance on revenue recognition issues in the absence of authoritative literature addressing a specific arrangement or a specific industry. The Company adopted SAB 101 in the year ended December 31, 1999. Adoption of this guidance did not have a material effect on the Company's financial position or results of operations.

Cost of Sales

Cost of sales consists of the purchase price of products sold, manufacturing labor, inbound and outbound shipping charges, packaging supplies and costs associated with revenues.

Advertising Costs

The Company expenses all costs of advertising as incurred. Advertising costs totaled $7,473 and $2,925 in 2002 and 2001, respectively.

Fair value of financial instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2002 and 2001. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and accounts payable. Fair values were assumed to approximate carrying values for cash and payables because they are short term in nature and their carrying amounts approximate fair values or they are payable on demand.

Impairment of long lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. The Company does not perform a periodic assessment of assets for impairment in the absence of such information or indicators. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. For long-lived assets to be held and used, the Company measures fair value based on quoted market prices or based on discounted estimates of future cash flows. Long-lived assets to be disposed of are carried at fair value less costs to sell. No such impairments have been identified by management at December 31, 2002 and 2001.

Earnings per share

The Company follows Statement of Financial Accounting Standards No. 128. "Earnings Per Share" ("SFAS No. 128"). Basic earning per common share ("EPS") calculations are determined by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earning per common share calculations are determined by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding. During periods when common stock equivalents, if any, are anti-dilutive they are not considered in the computation.

Segment reporting

The Company follows Statement of Financial Accounting Standards No. 130, "Disclosures About Segments of an Enterprise and Related Information". The Company operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

Income taxes

The Company follows Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109") for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

Recent pronouncements

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The provisions of SFAS No. 146 will be adopted for exit or disposal activities that are initiated after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosurs - an amendment of SFAS No. 123." This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The adoption of SFAS No. 148 is not expected to have a material impact on the company's financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others", an interpretation of FIN No. 5, 57 and 107, and rescission of FIN No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others". FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002; while, the provisions of the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The company believes that the adoption of such interpretation will not have a material impact on its financial position or results of operations and will adopt such interpretation during fiscal year 2003, as required.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities", an interpretation of Accounting Research Bulletin No. 51. FIN No. 46 requires that variable interest entities be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. FIN No. 46 also requires disclosures about variable interest entities that companies are not required to consolidate but in which a company has a significant variable interest. The consolidation requirements of FIN No. 46 will apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements will apply to entities established prior to January 31, 2003 in the first fiscal year or interim period beginning after June 15, 2003. The disclosure requirements will apply in all financial statements issued after January 31, 2003. The company will begin to adopt the provisions of FIN No. 46 during the first quarter of fiscal 2003.

Stock-Based Compensation

The Company accounts for stock-based awards to employees in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations and has adopted the disclosure-only alternative of SFAS No. 123, "Accounting for Stock-Based Compensation." Options granted to consultants, independent representatives and other non-employees are accounted for using the fair value method as prescribed by SFAS No. 123.

Year end

The Company has adopted December 31 as its fiscal year end.

Note 2 - Fixed Assets

The Company's fixed assets at December 31, 2002 and 2001 consist of the following:

	2002	2001

Office equipment	$ 13,336	$ 9,006
Improvements	17,352	17,352
Equipment & vehicles	210,625	159,053

Total	241,313	185,411
Less: Accumulated depreciation	(128,762)	(87,624)

	$ 112,851	$ 97,787

Depreciation expense totaled $40,839 and $19,132 in 2002 and 2001, respectively.

Note 3 - Income taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), which requires use of the liability method. SFAS No. 109 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes. The sources and tax effects of the differences are as follows:

U.S federal statutory rate            (34.0%)
Valuation reserve                         34.0%
Total                                                 -%

As of December 31, 2002, the Company has a net operating loss carryforward of approximately $658,000 for tax purposes, which will be available to offset future taxable income. If not used, this carryforward will expire in 2022. The deferred tax asset relating to the operating loss carryforward has been fully reserved at December 31, 2002 and 2001.

Note 4 - Stockholders' Equity

The Company is authorized to issue 15,000,000 shares of its $0.001 par value common stock.

During July 2002, the Company issued 10,000,172 shares of its $0.001 par value common stock to various shareholders of Hesperia Truss, Inc. pursuant to an agreement to acquire Hesperia Truss, Inc. as a wholly-owned subsidiary.

Note 5 - Related party transactions

The Company had loans receivable from its officers in the amounts of $21,064 as of December 31, 2002 and 2001.

The Company had outstanding loans from its shareholders in the amounts of $297,223 and $272,723 as of December 31, 2002 and 2001, respectively. The shareholders agreed to forgive accrued interest totaling $75,807.

On June 14, 2000, the Company entered into a "Stock Repurchase" agreement (the "Agreement") with a shareholder of Hesperia Truss, Inc. whereby the Company repurchased 1,000 shares of the Company's $1.00 par value common stock for $380,000 plus a covenant not to compete for $100,000 (a combined total of $480,000). Consideration for the Agreement is made up of cash totaling $35,839, a vehicle with a declared value of $20,698, and a non-interest bearing Promissory Note in the amount of $423,463 with weekly payments of $2,000 and due in full on June 16, 2004. The Company has paid total cash of $104,000 and $110,000 as of December 31, 2002 and 2001, respectively.

The Company paid interest to a shareholder totaling $21,262 during the year ended 2001.

Note 6 - Commitments and long-term debts

The Company had outstanding balances on its promissory note with Sun Country Bank in the amounts of $54,427 and $66,577 as of December 31, 2002 and 2001, respectively. The loan bears interest at 7.85% per annum and was payable on demand or March 22, 2002, whichever comes first.

The Company had outstanding balances on its revolving line of credit with Computrus in the amounts of $12,806 and $142,807 as of December 31, 2002 and 2001, respectively.

The Company had outstanding balances on its revolving line of credit with Hesperia Wholesale Lumber in the amounts of $6,103 and $67,206 as of December 31, 2002 and 2001, respectively.

The Company had four vehicle loans with five-year terms, bearing interest ranging from 2.90% to 7.90% per annum, and monthly payments totaling $1,557.

Interest expense to unrelated parties totaled $52,288 for the years ended December 31, 2002and 2001, respectively.

Note 7 - Subsequent events

Reverse acquisitions agreement with Hesperia Holdings, Inc. (formerly Saveyoutime.com, Inc.) ("HHI")

On April 10, 2003, the Company entered into an agreement with HHI whereby HHI acquired all of the issued and outstanding common stock of the Company in exchange for 10,415,845 voting shares of HHI's $0.001 par value common stock. The acquisition was accounted for using the purchase method of accounting as applicable to reverse acquisitions because the former stockholders of the Company controls HHI's common stock immediately upon conclusion of the transaction. Under reverse acquisition accounting, the post-acquisition entity was accounted for as a recapitalization of the Company.